

January 16, 2008

Mail Stop 7010

Douglas P. Taylor
Chief Executive Officer
Taylor Devices, Inc.
90 Taylor Dr.
P.O. Box 746
North Tonawanda, NY 14126

> **Re:** **Taylor Devices**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 15, 2008**
> **File No. 333-147878**

Dear Mr. Taylor:

We have reviewed your amended filing only with regard to the matters raised in the comments below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Please note that you should file a clean copy of the amendment and a marked copy . The filing that we received as Amendment No. 1 was only the marked copy.

2. Please identify your principal accounting officer, as well as your CEO and CFO, on the signature page of the registration statement.

3. Several exhibits remain to be filed before the registration statement can be declared effective, including counsel's legality opinion (Exhibit 5.1) and tax opinion (Exhibit 8.1). Please note that we may review these opinions and issue comments on them prior to effectiveness of the registration statement.

4. Please file updated auditor consents prior to effectiveness.

5. Please note the representations in the bullet points below and ensure that you provide them to us in a filed response letter or with your acceleration request.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact the undersigned at (202) 551-3760 with any questions you may have.

Sincerely,

Pamela A. Long
Assistant Director

cc: Chris Bonner, Esq. (*via facsimile* 315/425-8568)
        Hiscock & Barclay LLP